June 10, 2025

Via Edgar

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Howard Efron
Jennifer Monick
Benjamin Holt
Jeffrey Gabor

Re:	Magnitude International Ltd
Registration Statement on Form F-1
Filed May 28, 2025 File No. 333-287609

Ladies and Gentlemen:

On behalf of our client, Magnitude International Ltd, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s response to the comments contained in the Staff’s letter dated June 6, 2025 on the Company’s Registration Statement on Form F-1 filed on May 28, 2025. Concurrently with the submission of this letter, the Company is submitting its revised registration statement on Form F-1 (the “Revised Registration Statement”) and certain exhibits via EDGAR to the Commission.

The Staff’s comments from its letter dated June 6, 2025 are repeated below in bold and followed by the Company’s responses. We have included page numbers to refer to the location in the Revised Registration Statement where the language addressing the comments appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Registration Statement.

Registration Statement on Form F-1 filed May 28, 2025

General

1.	Given the substantial portion of your shares being registered for resale and the period those shares have been held since being initially sold to each of the Resale Shareholders, please provide us with an analysis of your basis for determining that it is appropriate to characterize the resale offering as a secondary offering under Securities Act Rule 415(a)(1)(i), as opposed to an indirect primary offering. For guidance, refer to Securities Act Rules Compliance and Disclosure Interpretation 612.09.

The Company respectfully submits that for the reasons more fully set forth below, the offering of the resale shares by the Resale Shareholders is not an indirect primary offering and is appropriately characterized as a secondary offering that is eligible to be made under Securities Act Rule 415(a)(1)(i). The Company has reviewed the guidance set forth in Securities Act Rules, Compliance and Disclosure Interpretations, question 612.09 (“CD&I; 612.09”) that identified six factors to be considered in determining whether a purported secondary offering is really a primary offering. Set forth below is a brief description of the background of the underlying transactions and an analysis of the six factors described in CD&I; 612.09.

Concord & Sage PC. Email: info@concordsage.com

1360 Valley Vista Dr, Suite 140, Diamond Bar CA 91765

As background, the Company was incorporated in the Cayman Islands on October 25, 2024 under the Cayman Islands Companies Act as an exempted company with limited liability. Following its incorporation, the initial share was held by Mr. Lim Say Wei (our director and indirect controlling shareholder) who subsequently transferred the initial share to his wholly owned company XJL International Limited (“XJL”). On December 27, 2024, XJL, Beyond Merchant Limited (“Beyond Merchant”), Keystone Builders Group Limited (“Keystone Builders”), Kingkey Holdings (International) Limited (“Kingkey”), Canningale Investments Limited (“Canningale”), and SwiftBuild Solutions Group Limited (“SwiftBuild”) subscribed for 762,998 ordinary shares; 49,000 ordinary shares; 49,000 ordinary shares; 45,000 ordinary shares; 45,000 ordinary shares; and 49,000 ordinary shares of the Company for US$15,260; US$9,800; US$9,800; US$9,000; US$9,000 and US$9,800 in cash, respectively. On January, 10, 2025, XJL transferred 2.7% and 3.0% of the issued share capital of the Company to Ms. Cheng Sze Man (“Ms. Cheng”) and Mr. Chi Wai Ming Raymond (“Mr. Chi”) for cash at par. On February 20, 2025, XJL transferred 3.4% of the issued share capital of the Company to Mr Choo Kay Chon (“Mr. Choo”) for US$18,000. The Company completed a reorganization on March 19, 2025 whereby the entire share capital of Herlin Pte. Ltd. (“Herlin”) and BNL Engineering Pte. Ltd. (“BNL”) were transferred to the Company’s wholly owned subsidiary, Elec Power Ltd (“Elec Power”), resulting in our Company Group being comprised of Elec Power, Herlin and BNL as our direct and indirect wholly-owned subsidiaries, respectively. The Company issued 1 Ordinary Share credited as fully paid to XJL as consideration. On May 27, 2025, the Company effected a 1:40 forward stock split and XJL, Beyond Merchant, KeyStone Builders, Kingkey, Canningale, SwiftBuild, Ms. Cheng, Mr. Chi and Mr. Choo surrendered a portion of their ordinary shares to the Company, respectively. Keystone Builders, Kingkey, SwiftBuild, Canningale, Beyond Merchant and Ms. Cheng are each a “Resale Shareholder.”

How long the stockholders have held the shares. Each of Beyond Merchant, Keystone Builders, Kingkey, Canningale, and SwiftBuild acquired their shares in the Company on December 27, 2024 paying the full purchase price for their interests in the Company and bearing the full investment risk of holding the shares. Similarly, Ms. Cheng acquired her interest on January 10, 2025. There was no certainty that there would be a successful public offering, meaning they would be minority shareholders in a private company. It was the understanding that they would not be permitted to sell their Ordinary Shares until there has been a successful listing. For this risk, it was agreed with the Resale Shareholders that they would be permitted to register their shares for resale as resale shareholders contemporaneous with our initial public offering (the “Resale Shares”). It was agreed that they can only sell their resale shares after the listing and not as part of the offering. This arrangement is intended to provide an opportunity for investors who acquired shares in the offering to exit first. CD&I 116.19 and CD&I 139.11 contemplate that a valid secondary offering could occur immediately following the closing of the PIPE with no minimum holding period in the event the Company has completed the private placement of all of the securities it is registering and the investor is at market risk at the time of filing of the resale registration statement. Since there is no mandatory holding period that must be overcome for a PIPE transaction to be followed by a valid secondary offering and the Resale Shareholders were at market risk when they acquired their Ordinary Shares, and given that they have all (save for Ms. Cheng) held these shares for more than six months, it is respectfully submitted, when taken as a whole, the Ordinary Shares proffered for resale by the Resale Shareholders should be sufficient for a valid secondary offering.

Circumstances in which the stockholders receive their shares. Each of the Resale Shareholders acquired their shares in a bona fide sale and purchase transaction exempt from the registration requirements of the Securities pursuant to Section 4(a)(2) thereunder. Each Resale Shareholder made standard and customary investment representations, including: (i) purchase for investment intent with no present intention to distribute any of the securities; (ii) acknowledgment that the shares could only be sold in compliance with the registration requirements of the Securities Act or the availability of an exemption therefrom; and (ii) their ability to bear the economic risk of an investment in the Company’s securities for an indefinite period of time. The full purchase price for the securities was paid at the time of the acquisitions. The Resale Shareholders have taken full investment risk with respect to the securities with no certainty of an exit strategy or avenue, on market or at all. The facts do not support a conclusion that the Resale Shareholders acquired the securities for the purpose of distributing them on behalf of the Company. By contrast, the Resale Shareholders purchased their shares in a bona-fide private placement transaction with customary investment and private placement representations with no present intent to distribute any shares to any person. The fact that these shareholders have held their shares for more than six months provides further support for the position that they are not acting as an underwriters or conduit for the sale of shares from the Company to be public.

Concord & Sage PC. Email: info@concordsage.com

1360 Valley Vista Dr, Suite 140, Diamond Bar CA 91765

The stockholders’ relationship to the Company. The Resale Shareholders are not acting on behalf of the Company with respect to the public resale of the shares and have no contractual, legal or other relationship with the Company with respect to the timing and amount of resales of such shares. Moreover, the Resale Shareholders did not acquire the resale shares from the Company with a view of distributing the securities as disclosed below.

The amount of shares involved. No shares have been sold by any of the Resale Shareholders since their bona fide initial acquisition close to seven months ago and have borne the market risk of these shares since then. The Resale Shares registered for resale by each of the Resale Shareholders represent less than 4.67% of the Company. The Commission has historically been concerned about the distribution of “toxic” convertible securities with floating conversion prices or transactions involving deferred payment of purchase price by short-term investors seeking immediate resale of shares, such that the initial purchasers were not at market risk and public shareholders were subject to substantial dilution and often substantial reductions in trading prices. In the transactions at issue, the Resale Shareholders in general purchased their securities more than six months ago. The volume of shares being registered for resale, standing alone, should not lead to the conclusion that the secondary transaction is a primary offer on behalf of the Company. For example, in its response to Securities Act Forms, Compliance and Disclosure Interpretations, question 612.12, the Staff permitted affiliates to effect a block sale of 73% of the issued outstanding shares of the issuer under Rule 415(a)(1)(i). This interpretation makes clear that volume of shares, standing alone, does not convert a secondary transaction into a primary offering.

Whether the stockholders are in the business of underwriting securities. To the Company’s knowledge, none of the Resale Shareholders is in the business of underwriting securities nor are they broker dealers; rather, the Company understands that they are entities that make private equity investments and the facts and circumstances support the conclusion that the Resale Shareholders are long-term investors who did not purchase the securities with a view to further distribution. Similarly, the Company is not aware of any evidence that would point to the fact that the Resale Shareholders had any plan to act in concert with a third party to effect a distribution of the Resale Shares. Rule 100 of Regulation M defines a “distribution” as “an offering of securities, whether or not subject to registration under the Securities Act, that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods”. The Company is not aware of any evidence that would suggest that any such special selling efforts or selling methods (such as investor presentations or road shows) by or on behalf of the Resale Shareholders have or are currently intended to take place if the draft registration statement on Form F-1 and resale prospectus are eventually declared effective.

Whether under all the circumstances it appears that the seller is acting as a conduit for the issuer. Based on the forgoing analysis, the Company respectfully submits that the facts and circumstances surrounding the investments in the Company as it began to prepare for its initial public offering and the registration of the resale of the shares at issue do not support the conclusion that the Resale Shareholders are acting as underwriters or as a conduit for the Company. The Company will not receive any proceeds from the sale of Resale Shares by any Resale Shareholders. The proceeds from the sale of shares will be used by each Resale Shareholder for its own purposes. The shares were acquired in an exempted private transaction in which the Resale Shareholders paid the full purchase price for the shares at the time of the sale, did not acquire their shares with a view to distribution and undertook the full economic risk of ownership of Company’s securities from the date of purchase. Similarly, the Resale Shareholders have not entered into any agreement, nor is any agreement being contemplated, whereby they would serve as underwriters in connection with this offering and thus should not be viewed as “statutory underwriters” in connection with this offering. The decision to offer and sell shares in the resale offering will be made by each Resale Shareholder and not by the Company.

Based on the foregoing, the Company respectfully submits that the resale transaction covered by the resale prospectus is a secondary offering by the Resale Shareholders permitted under Securities Act Rule 415(a)(1)(i) and not a primary offering by the Company.

Very truly yours,

/s/ Kyle Leung
Name:	Kyle Leung
Partner
Concord & Sage PC

Concord & Sage PC. Email: info@concordsage.com

1360 Valley Vista Dr, Suite 140, Diamond Bar CA 91765